UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36360

Amber Road, Inc.

(Exact name of registrant as specified in its charter)

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or-notice date:                            One (1)*

*On July 2, 2019, pursuant to the Agreement and Plan of Merger, dated as of May 12, 2019 among Eagle Parent Holdings, LLC (“Parent”), Chicago Merger Sub, Inc. (“Purchaser”), Amber Road Inc. (the “Company”), and solely for the purposes of Section 9.17 thereof, E2open, LLC (“E2open”), Purchaser merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Amber Road, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2019	Amber Road, Inc.

	By:	/s/ Laura Fese
	Name:	Laura Fese
	Title:	Vice President and Secretary